                                                                     EXHIBIT 1


[CWC letterhead]


March 7, 2000



DrAlt.com Corporation
11 State Street
Woburn, MA 01801

RE: Non-Binding Letter of Intent

Gentlemen:

1.     INTRODUCTION.

       1.1. This non-binding letter of intent outlines the terms on which Completewellness.com, Inc. ("CWC.COM") which is a wholly-owned subsidiary of Complete Wellness Centers, Inc., a Delaware corporation, ("CWC") proposes to merge with DrAlt.com Corporation, a Delaware corporation, ("DrAlt"). DrAlt would become a wholly-owned subsidiary of CWC.COM.

       1.2. DrAlt would merge with CWC.COM in a tax-free transaction pursuant to a definitive Merger Agreement and ancillary agreements (collectively, the "Merger Agreement") to be entered into by and among CWC, CWC.COM, DrAlt and the stockholders of DrAlt. The parties to the Merger Agreement would use their best efforts to enter into such agreement on or about March 17, 2000, and to consummate the private placement transaction contemplated in
              Section 3.1 on or about May 22, 2000.

2.     STRUCTURE OF THE TRANSACTION.

       2.1. Prior to the closing of the merger ("Closing") and prior to the Record Date for the meeting at which CWC stockholders will be asked to approve the merger transaction, condition 3.3 shall be completed and all of CWC's Series B and Series D Preferred Stock shall be converted into CWC Common Stock. At Closing all issued and outstanding shares of DrAlt Common Stock would be converted into the right to receive such number of fully paid and nonassessable shares of common stock, $.001665 par value per share, of CWC ("CWC Common Stock"), as would result in the shareholders of DrAlt collectively owning immediately after the Closing of the merger, fifty (50) percent of the common equity of CWC on a fully diluted basis except for any outstanding warrants, determined by reference to all outstanding shares of the common stock of CWC as of the record date for the meeting at which CWC stockholders will be asked to approve the merger transaction. After the merger is consummated at the Closing, CWC.COM will be the surviving entity in the merger with DrAlt.

       2.2. The CWC Common Stock, which constitutes the merger consideration, would be delivered to the stockholders of DrAlt at the Closing, providing DrAlt stock certificates are surrendered at the Closing.



Complete Wellness Centers, Inc./DrAlt.com Corporation
Letter of Intent
Page 1 of 5

       2.3. CWC would prepare and file with the SEC as soon as practicable after the execution of the Merger Agreement a Joint Prospectus/Proxy Statement and Registration Statement with respect to the CWC Common Stock which constitutes the merger consideration, but in no event more than sixty days from the date of this letter. CWC would use its best efforts to cause such Registration Statement to become effective as promptly as practicable. The Closing of the merger shall not take place until the registration statement becomes effective. However, all holders of shares of CWC Common Stock will be required to execute at Closing a lock up agreement committing not to sell any of the shares of CWC Common Stock for a period of nine months from issuance.

3.     ADDITIONAL CONDITIONS TO CLOSING.

       3.1. PRIVATE PLACEMENT. Prior to June 30, 2000, CWC or CWC.COM shall have obtained funding for a private placement in the amount of approximately $7 to $8 million dollars, on terms reasonably satisfactory to CWC and DrAlt.

       3.2. SERVICE AGREEMENT. Simultaneous with this non-binding letter of intent, DrAlt and CWC.COM will enter into a service agreement (the "DrAlt Service Agreement").

       3.3. PREFERRED REDEMPTION. No later than March 10, 2000, CWC shall have negotiated a binding irrevocable agreement to redeem all Series B & D preferred shareholder positions to common stock, subject to DrAlt's approval of the terms of such conversion.

       3.4. NO FURTHER ENCUMBRANCE. There shall be no further encumbrance of CWC.COM through issuance of additional shares of CWC.COM (with the exception of Item 3.1) or by incurring debt, without the mutual written consent of CWC and DrAlt.

       3.5. BOARD OF DIRECTORS; MANAGEMENT. Upon the consummation of the merger, the initial Board of Directors of CWC and CWC.COM shall vote on reconstitution such that CWC, and DrAlt each shall have two members of a seven member Board of Directors. Three outside Directors will be mutually agreed upon by both DrAlt and CWC. Management shall consist of Joseph Raymond, CEO; Sergio Vallejo, COO and President; Rebecca Irish, CFO and Vice President; and Gary Whear, CIO and Vice President.

       3.6. DUE DILIGENCE. Due diligence will commence after the execution of this non-binding letter of intent by all parties and the approval of same by the Board of Directors of both DrAlt and CWC. CWC and DrAlt will provide each other and their respective counsel, accountants and other representatives with access to their respective assets, properties, liabilities, business, operations, prospectus and conditions (financial or otherwise), and books and records, including the working papers of their respective outside independent accountants.

       3.7. EMPLOYMENT ARRANGEMENTS. At the Closing, CWC and CWC.COM shall have entered into satisfactory employment arrangements with key employees of CWC, CWC.COM and DrAlt.

       3.8. STANDSTILL AGREEMENT. CWC, CWC.COM and DrAlt each hereby agree that for a period of thirty (30) days from the date hereof, each of them shall:(i) refrain from any activities (whether conducted by it or on its behalf) with any third party directly or indirectly involving any solicitations, negotiations or discussions of any kind whatsoever in respect of any merger, sale of all or any material portion of its assets, issuance of equity securities, or any other similar type of transaction; (ii) discontinue and terminate any such solicitations, negotiations or discussions currently in progress, except for those with Kats



Complete Wellness Centers, Inc./DrAlt.com Corporation
Letter of Intent
Page 2 of 5

              Management; and (iii) not provide any information to any third party in furtherance of any such solicitations, negotiations or discussions.

       3.9. CONFIDENTIALITY AND INSIDE INFORMATION. Each party will hold in complete confidence all information obtained from the other, and if the transaction contemplated hereby is not consummated, will return all documents so obtained, and all such information shall continue to remain confidential. This obligation of confidentiality shall not extend to any information which CWC, CWC.COM or DrAlt is required by law to disclose or which is shown to have previously been (i) known to the party receiving it; (ii) generally known to others engaged in the trade or business of the party receiving it; (iii) part of public knowledge or literature; or (iv) lawfully received from a third party. This agreement shall survive any termination of this non-binding letter of intent.

       3.10. NON-COMPETITION AGREEMENT. Each of the directors, officers and employees of DrAlt shall enter into an agreement with CWC and CWC.COM pursuant to which each of them shall agree not to compete with the business of DrAlt as conducted as of the Closing, and not to solicit the employees of DrAlt retained by CWC and CWC.COM for a period of one year after the Closing.

       3.11. CONDUCT OF THE BUSINESS. From the date of this letter until the Closing, each of CWC, CWC.COM and DrAlt will continue to operate their businesses as they have in the past and will not engage in any transactions outside the ordinary course of business.

       3.12. ABSENCE OF ADVERSE CHANGE. There shall have been no material adverse change in the business, properties, operations, condition (financial or otherwise), prospects, assets or liabilities of CWC, CWC.COM or DrAlt since March 2, 2000. Except that DrAlt may issue up to approximately Three Million Dollars ($3,000,000) of shares of its Common or Preferred Stock.

       3.13. SECURITIES MATTERS It is understood and agreed that certain information disclosed to CWC, CWC.COM or DrAlt or its representatives to the other party constitute "material inside information" that has not previously been disclosed to the public generally. CWC, CWC.COM and DrAlt acknowledge and understand the restrictions on the use of such information imposed by federal and state securities laws, where applicable, and agreed to comply and cause their representatives to comply with such restrictions, and with respect to such securities matters agree jointly and severally indemnify and hold each other and each of the others party's directors, officers, and employees harmless and free from any and all liability, cost or expense that any of them may incur or suffer by reason of any breach by CWC, CWC.COM or DrAlt or any of its authorized representatives of any such restrictions.

       3.14. PUBLIC ANNOUNCEMENT Neither CWC, CWC.COM nor DrAlt nor any of their respective partners, directors, employees, accountants, attorneys, and other representatives shall make any public announcements or otherwise reveal to third parties information relating to this non-binding letter of intent, the definitive agreements or the transactions contemplated hereby, except as required by law or with the prior written approval of the other parties hereto.

       3.15. BOARD OF DIRECTORS ACTION A non-binding letter of intent will be signed by a duly authorized officer of CWC, but the parties acknowledge that, except with respect to the provisions covering exclusivity, confidentiality and inside information and public announcements (and indemnification with respect to such provisions only), such signature is subject to approval of the transaction by the Board of Directors of CWC, CWC.COM and DrAlt at meetings duly called for such purposes on or prior to March 6,



Complete Wellness Centers, Inc./DrAlt.com Corporation
Letter of Intent
Page 3 of 5

              2000. Unless each party is advised in writing by the close of business (5:00 p.m., EST) on March 6, 2000, that the other party's Board of Directors has approved this transaction, this non-binding letter of intent will be deemed null and void.

       3.16. GOVERNMENT AND THIRD PARTY APPROVALS. The Merger shall have been approved by all government agencies and third parties by which such approval is required.

       3.17. SURRENDER OF STOCK. All DrAlt Common Stock shall be surrendered to CWC.COM at the Closing in accordance with the Merger Agreement.

       3.18. COMPLETION OF THE MERGER AGREEMENT. The Merger Agreement shall be completed and shall contain customary representations and warranties, closing conditions and covenants.

       3.19. CORPORATE APPROVALS. The Merger shall have been approved by the Boards of Directors and stockholders of CWC, CWC.COM and DrAlt.

       3.20. CLOSING DATE. The Closing of the Merger shall take place no later than August 31, 2000.

       3.21. GOVERNING LAW This non-binding letter of intent shall be governed by and construed under the laws of the State of Delaware, without reference to choice or conflict of law principles.

       3.22. DISSENTING STOCKHOLDER RIGHTS. In the event DrAlt fails to obtain the consent of all of its stockholders to the merger, as evidenced by the signature of each such stockholder on the Merger Agreement, DrAlt shall cause its legal advisor to report to CWC and CWC.COM the legal consequences of any non-consent, including whether any non-consenting or dissenting stockholder has rights under applicable law to be paid the fair value of such stockholder's shares. DrAlt shall be solely responsible for satisfying any dissenters rights and the merger consideration will be adjusted accordingly.

4.     BINDING EFFECT.

       This letter is intended solely to record the non-binding understandings of the parties, and neither party shall be under any legal obligation to the other except pursuant to the Merger Agreement, when and if executed and delivered. Each party shall bear its own costs and expenses whether or not the merger transaction is consummated.

       If the foregoing accurately summarizes our understanding with respect to this proposed transaction, please acknowledge your intent to proceed on the basis outlined in this letter by signing where indicated below and returning one signed original to me.

                   REMAINDER OF PAGE INTENTIONALLY LEFT BLANK



Complete Wellness Centers, Inc./DrAlt.com Corporation
Letter of Intent
Page 4 of 5

                                LETTER OF INTENT
                                     BETWEEN
                           COMPLETEWELLNESS.COM, INC.
                                       AND
                              DRALT.COM CORPORATION

Agreed to and accepted as of March 7, 2000.

DrAlt.com Corporation

By:      _______________________________
         Gary R. Whear
         President

Complete Wellness Centers, Inc.

By:      _______________________________
         Joseph J. Raymond, Jr.
         Chief Executive Officer

Completewellness.com, Inc.

By:      _______________________________
         Joseph J. Raymond, Jr.
         Chief Executive Officer



Complete Wellness Centers, Inc./DrAlt.com Corporation
Letter of Intent
Page 5 of 5